Exhibit 4.5

SHAREHOLDERS AGREEMENT

This Shareholders Agreement (the “Agreement”) is made as of this 21st day of February 2006 by and between (i) M.S.N.D. Real Estate Holdings Ltd. (“Mivtach”); (ii) Nir Alon (“Nir”); (iii) Nir Alon Holdings GmbH, a company formed under the laws of Austria (“Nir Alon Holdings” and, together with Nir, “Nir Alon”); (iv) Elbit Ltd., a company formed under the laws of the State of Israel (“Elbit”); and (v) M.S. Master Investments (2002) Ltd., a company formed under the laws of the State of Israel (“MS”). (Nir Alon, Elbit and MS will be referred to collectively as the “Founders”) (Founders, together with Mivtach, each, a “Shareholder” and, collectively, the “Shareholders”).

RECITALS

A.	The Founders are shareholders of Elbit Vision Systems Ltd. (the “Company”), an Israeli public company whose shares are traded on the OTC Bulletin Board in N.Y, hold approximately 38 % of the Company’s issued share capital;

B.	Mivtach-Shamir Holdings Ltd. (“Mivtach Holdings”) is entering into an Agreement (the “Agreement”) with the Company, pursuant to which Mivtach Holdings shall lend to the Company the sum of three million Dollars convertible into 6,000,000 Ordinary Shares of the Company subject to the terms and conditions of a Convertible Note and the Company shall grant to Mivtach Holdings a right (which has been assigned to Mivtach) to purchase from the Company up to an aggregate of 4,000,000 Ordinary Shares of the Company for a purchase price of $0.5 per share pursuant to the terms and conditions of a Warrant, everything as defined in the Agreement (“CN & W Agreement”);

C.	Concurrently with the CN & W Agreement, Mivtach Holdings is entering into a Share Purchase Agreement with certain shareholders of the Company (the “SPA”), pursuant to the SPA and a letter dated February 21, 2006, Mivtach shall purchase 2,939,192 Ordinary Shares of the Company (the “Purchased Shares”) representing approximately 8% of the Company’s issued share capital;

D.	Concurrently with, and contingent upon, the closing of the CN & W Agreement, the closing of the SPA and the termination of an existing shareholders agreement dated March 28, 2001 as amended on September 8, 2004 (the “Old Shareholders Agreement”) (collectively, the “Closing”), the parties hereto wish this Agreement to become effective upon the terms more fully set forth herein;

IT IS HEREBY AGREED AS FOLLOWS:

1.	Board of Directors

1.1	Following both (i) acquisition by Mivtach of Ordinary Shares of the Company upon full conversion of its debt under the Convertible Note, and (ii) notice by Mivtach within twenty four (24) months from the consummation of the CN&W Agreement (the “Conversion Period”) that this Agreement is effective, the Shareholders hereby agree to vote all of the Ordinary Shares now or hereafter owned by them, for the election to the Company’s Board of Directors of: (i) two members designated by Mivtach, one of whom shall be nominated Chairman, (ii) one member designated by Nir Alon, (iii) one member designated by Elbit, (iv) one member designated by MS and (iv) subject to applicable law, two external directors whom the parties shall mutually recommend, provided that the designating Shareholder continues to hold or, with regards to MS, has the proxy to vote, 7.5% or more of the Company’s issued share capital on a Fully Diluted Basis (the “7.5% Threshold”). Notwithstanding the foregoing, a reduction in a Shareholder’s holdings below the 7.5% Threshold shall not be deemed to have occurred unless such reduction results from such Shareholder or, with regards to MS, MS or a holder of Remaining Shares, selling Ordinary Shares of the Company.

If a Shareholder fails to meet the 7.5% Threshold (the “Decreasing Shareholder”), such Decreasing Shareholder’s right to nominate directors to the Board of Directors shall be terminated and the right to nominate the same number of directors owned by the Decreasing Shareholder shall be granted to the Shareholder who at such time shall hold the largest number of shares of the Company.

A Fully Diluted Basis in this Agreement shall mean – a theoretical increase of the Company’s issued share capital assuming the exercise and/or conversion of the Convertible Note, the Warrant and all outstanding securities, options and warrants exercisable into shares of the Company.

Remaining Shares in this Agreement shall mean – 1,080,944 shares of the Company held by S.R. Master Investment (2002) Ltd., 700,540 shares of the Company held by R.D. Master Investment (2002) Ltd. and 182,405 shares of the Company held by Avner Shacham. 1,963,889 Company’s shares in total.

1.2	Following both (i) expiration of the Conversion Period without Mivtach’s having converted the debt under the Convertible Note into Ordinary Shares of the Company, and (ii) notice by Mivtach prior to the expiration of the Conversion Period that this Agreement is effective, the Shareholders hereby agree to vote all of the Ordinary Shares now or hereafter owned by them, for the election to the Company’s Board of Directors of: (i) two members designated by Nir Alon, one of whom shall be nominated Chairman, (ii) one member designated by Mivtach, (iii) one member designated by Elbit, (iv) one member designated by MS and (iv) subject to applicable law, two external directors whom the parties shall mutually recommend, provided that the designating Shareholder continues to hold or, with regards to MS, has the proxy to vote, 5% or more of the Company’s issued share capital on a Fully Diluted Basis (the “5% Threshold”). Notwithstanding the foregoing, a reduction in a Shareholder’s holdings below the 5% Threshold shall not be deemed to have occurred unless such reduction results from such Shareholder or, with regards to MS, MS or a holder of Remaining Shares (as this term is defined in the SPA), selling Ordinary Shares of the Company.

If a Shareholder fails to meet the 5% Threshold (the “Decreasing Shareholder”), such Decreasing Shareholder’s right to nominate directors to the Board of Directors shall be terminated and the right to nominate the same number of directors owned by the Decreasing Shareholder shall be granted to the Shareholder who at such time shall hold the largest number of shares of the Company.

1.3	Notwithstanding the foregoing, it is further agreed that if at any time prior to May 14, 2008, being the expiry date of the Elbit warrant period of the warrants granted to Elbit on May 14, 2004, Elbit shall hold less than the 7.5% Threshold or the 5% Threshold, as the case may be, excluding any reductions in Elbit’s holdings as a result of sales of the Company’s shares by Elbit, Elbit shall maintain its right to designate one member of the Board, until May 14, 2008. For the avoidance of doubt, the aforegoing shall in no way derogate from Elbit’s right, at any time during the term of this Agreement (i.e. even after May 14, 2008) to nominated a director to the Company’s Board pursuant to Sections 1.1 and 1.2 above.

1.4	For the purpose of applying the 7.5% Threshold or 5% Threshold to MS, it is agreed that MS shall be considered to be the holder of all Ordinary Shares of the Company which are either held by MS or are Remaining Shares in respect of which MS shall be granted a proxy by such other shareholders to exercise their voting rights.

1.5	No Shareholder, or any officer, director, shareholder or employee of such Shareholder, makes any representation or warranty as to the fitness or competence of the nominee of any other Shareholder to the Company’s Board of Directors by virtue of its execution of this Agreement or by voting in accordance with the provisions of this Agreement. For the avoidance of doubt, each Shareholder (and the directors designated by it) shall be solely responsible for its compliance or the compliance of its designee(s) with the requirements and provisions of applicable law.

1.6	The voting of Ordinary Shares of the Company pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

1.7	In the event of any share split, share dividend, recapitalization, reorganization or combination, the provisions of this Agreement shall apply also to any Ordinary Shares issued to the Shareholders with respect to, or in replacement of, their existing shareholdings in the Company.

2.	Right of First Offer; Tag-Along

2.1.	Any Shareholder (the “Selling Party”) wishing to sell or otherwise transfer Ordinary Shares of the Company to a person or entity who is not a Permitted Transferee, as defined hereinafter, shall be required to first make an offer to the other Shareholders (each an “Offeree”), as set forth below.

2.2.	The Selling Party shall send each Offeree a written offer in which the Selling Party shall specify the following information (the “Offer”): (i) the number of Ordinary Shares that the Selling Party proposes to sell or transfer (the “Offered Shares”); (ii) a representation and warranty that the Offered Shares are free and clear of all pledges, debts, security interests and other third party interests; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, together with the requested terms of payment thereof.

The Offer shall constitute an irrevocable offer made by the Selling Party to sell to each Offeree the Offered Shares or to have such Offeree participate in such sale, on a pro-rata basis all upon the terms specified in the Offer and as described below.

For the purpose of this Section 2, the pro-rata portion of each Offeree shall mean a fraction of the Offered Shares of which the aggregate number of shares which are held by such Offeree immediately prior to the Offer, on an outstanding basis, shall be the numerator, and the aggregate number of shares which are held at that time by all the Offerees, on an outstanding basis shall be the denominator.

2.3.	If the Offer specifies that it is contingent upon the purchase of all of the Offered Shares, the Selling Party shall be entitled to refuse to transfer the Ordinary Shares pursuant to the Offer to an Offeree if, following compliance with Section 2.5 below, the Offerees do not wish to purchase all of the Offered Shares.

2.4.	Each Offeree will notify the Selling Party whether it (i) wishes to purchase all or any portion of such Offeree’s pro-rata portion of the Offered Shares, (ii) wishes to participate in the sale to the third party, or (ii) does not wish to either purchase the Offered Shares or participate in the sale thereof. Such Offeree response must be received by the Selling Party within ten (10) days after receipt of the Offer by such Offeree (“Offeree’s Notice”).

2.5.	If the aggregate number of Offered Shares accepted by the Offerees is less than the number of Offered Shares, then the Selling Party shall send a notice to the Offerees who accepted to purchase all the Shares offered to them that shall state the number of Offered Shares for which no acceptances were delivered (“Notice of Remaining Offered Shares”). The Offerees who received a Notice of Remaining Offered Shares, may exercise an option to purchase any of the Offered Shares for which no acceptances were delivered upon the terms of the Offer. Acceptances for purchasing remaining Offered Shares must be received by the Selling Party within ten (10) days after receipt by the relevant Offerees of the Notice of Remaining Offered Shares.

2.6.	If the number of Offered Shares for which there are acceptances is, in the aggregate, equal to the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance.

2.7.	If the number of Offered Shares for which there are acceptances is, in the aggregate, more than the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance, and each Offeree who sent acceptance to the Notice of Remaining Offered Shares (the “Accepting Offeree”) shall acquire such number of the Remaining Offered Shares that is equal to the Remaining Offered Shares multiplied by a fraction in which the number of shares held by such Accepting Offeree immediately prior to the Offer, on an outstanding basis, shall be numerator, and the aggregate number of shares which are held at that time by all Accepting Offerees on an outstanding basis shall be the denominator.

2.8.	The Offered Shares shall become the property of each Offeree who agreed to purchase the Offered Shares on the terms specified in the Offer, against payment of the consideration as specified in the Offer. If there remain any Ordinary Shares that have not been acquired by an Offeree and the Selling Party has not exercised its right to refuse to transfer any of the Offered Shares pursuant to the Offer (as set forth in Section 2.3), then subject to the Offeree’s right under Section 2.9 below, the Selling Party may sell such remaining Ordinary Shares or, if it has exercised its right under Section 2.3, all Offered Shares to a third party, provided that such sale is consummated (i) in a bona fide transaction; (ii) at a price that is not lower than that specified in the Offer; (iii) subject to payment terms that are no more favorable to the purchaser than those specified in the Offer, all within a 90 day period from the expiry of the ten (10) day period; and (iv) provided that, if the sale is not carried out on the market and the transferee following such purchase will hold shares representing three percent (3%) or more of the Company’s issued and outstanding share capital, the transferee of the Offered Shares shall become party to this Agreement.

2.9.	If an Offeree wishes to sell or otherwise transfer any or all of such Offeree’s Ordinary Shares together with the Offered Shares being sold by the Selling Party, such Offeree (the “Tag Along Shareholder”) shall, during such 10 day period, have the right to notify the Selling Party of its intention to exercise its Tag Along Right pursuant to this Section 2.9 (the “Tag Along Notice”). Following the Tag Along Notice, the Tag Along Shareholder shall add to the Ordinary Shares being sold by the Selling Party to such proposed purchaser thereof (the “Proposed Purchaser”) that number of Ordinary Shares which bears the same ratio to the total number of Ordinary Shares held by the Tag Along Shareholder, on an outstanding basis, as the ratio that the number of the Offered Shares bears to the Selling Party’s total number of Ordinary Shares of the Company, on an outstanding basis, and upon the same terms and conditions under which the Selling Party’s Ordinary Shares shall be sold.

In the event that the Tag Along Shareholder exercises its rights hereunder, the Selling Party must cause the Proposed Purchaser to add such Ordinary Shares to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement, or reduce the number of Ordinary Shares that it proposes to sell to the Proposed Purchaser (in which case, the Selling Party and the Tag Along Shareholder will contribute the identical portion of Ordinary Shares relative to their total shareholdings in the Company, calculated on an outstanding basis), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction.

Notwithstanding the above said, this Section 2.9 shall not apply to sales by MS of its shares of the Company.

2.10.	Notwithstanding the foregoing, the provisions of this Section 2 shall not apply to any transfer of Ordinary Shares by a Shareholder to its Permitted Transferees. For purposes of this Agreement, the term “Permitted Transferees” shall mean an entity controlled by, controlling, or under common control with the Selling Party. A transferee by operation of law shall not be considered Permitted Transferee.

Notwithstanding anything set forth above, in the event that a banking institution realizes its pledge over shares of the Company held by a Shareholder and wishes to sell any or all of such shares, the other Shareholder whose shares of the Company are not being sold by such banking institution shall be granted a Right of First Offer with respect to such shares (in accordance with the provisions of Section 2.8 above) but shall not have the Tag-Along Right set forth in Section 2.9 above.

2.11.	Notwithstanding anything to the contrary in this Section 2, the Parties acknowledge that Elbit is under contractual obligation dated July 4, 1993 to Joseph Barath and Hillel Avni (the “Other Parties”), who are entitled to a right of first refusal with respect to any transfer of Ordinary Shares of the Company by Elbit. Accordingly any Offer made by Elbit to the Offerees, shall be made at the same time by Elbit to the Other Parties. In the event the Other Parties exercise such right, Elbit’s Offer to the Offerees shall be deemed to be void. However, Elbit shall notify the Offerees of the waiver of the right by the Other Parties or the expiration of the notice period for such Other Parties to fully exercise such right and failure by both to fully exercise such right (the “Elbit Notice”), in either case within 2 business days of receipt of such waiver or expiration of such notice period. Within 5 business days of receipt of the Elbit Notice each Offeree shall be entitled to exercise his option to purchased the Offered Shares either according to his Pro Rata fraction of the Offered Shares or any Remaining Offered Shares and the provisions of Section 2.8 shall apply.

2.12.	Notwithstanding the above, any sale/s of shares of the Company in the market in accordance with Rule 144 of the Securities Act of 1933, shall not be subject to any of the restrictions on transfer set forth in this Section 2.

3.	Term of the Agreement

3.1.	This Agreement shall be signed at the Closing and shall enter into force upon written notice by Mivtach to the other Shareholders. Notwithstanding the above said, this Agreement shall be null and void and have no effect in the event that Mivtach shall not have delivered such notice prior to the expiration of the Conversion Period as defined in the CN &W.

3.2.	A Shareholder whose holdings of Ordinary Shares of the Company (which holdings, in the case of MS, shall including any holdings of Remaining Shares, shall fall below 5% of the Company’s issued share capital on a Fully Diluted Basis, shall, as from the time of such change, automatically cease to be a party to this Agreement. Any such event shall have no effect on the validity of the Agreement between the other Shareholders.

4.	Miscellaneous

4.1.	The Preamble constitutes an integral part of this Agreement.

4.2.	Each Shareholder shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

4.3.	This Agreement shall be governed by the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

4.4.	All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, or (iii) if delivered by air mail, five business days following the date it was sent, to such party’s address as set forth below or at such other address as such party shall have furnished to each other party in writing in accordance with this provision:

if to Mivtach:	Mivtach Holdings Ltd. 27 Habarzel St., Atidim, Tel-Aviv 69710 Tel: 03-7684949 Fax: 03-6442099

if to Nir Alon:	Barbenbergerstrasse 9/16 - 1010 Vienna, Austria

if to Elbit:	3 Azrieli Center, 42nd Floor, Triangle Building, Tel Aviv, 67023

if to MS:	8 Sigalit Street Rosh Haayin 48581

4.5.	Nothing contained in this Agreement shall be deemed to grant any right to any person or entity that is not a party to this Agreement.

4.6.	Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

4.7.	Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

4.8.	This Agreement, together with the documents expressly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect to such subject matter.

4.9.	No modification, amendment or waiver (each, a “Modification”) of any provision of this Agreement will be effective against any party to this Agreement unless such Modification is approved in writing by such party. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

4.10.	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

4.11.	Subject to Section 2 above, a Shareholder’s rights and obligations pursuant to this Agreement may be transferred or assigned by such Shareholder to the transferee or assignee to whom all of the shares of the Company then held by such Shareholder are transferred or assigned in one or more series of transactions, provided that such transferee becomes party to the Agreement.

4.12.	Elbit’s holding in the Company held indirectly through Water Technologies Ltd. shall be aggregated with those shares of the Company held directly by Elbit for the purposes of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement one or more counterparts, as of the date first above written.

_________________________________
M.S.N.D. REAL ESTATE HOLDINGS LTD.

Name   Meir Shamit & Limor Avidor
Title   Chairman & COO and Corporate Secretary

_____________________________ NIR ALON	____________________________ ELBIT LTD. By____________________ Name__________________ Title___________________

_____________________________ NIR ALON HOLDINGS GMBH By____________________ Name__________________ Title___________________	___________________________________ M.S. MASTER INVESTMENTS (2002) LTD. By____________________ Name__________________ Title___________________